Exhibit 99.1

Babylon Delivers Massive Growth and Adjusted EBITDA Margin Improvement in the First Quarter of 2022 and Raises 2022 Revenue Guidance

●	First quarter 2022 revenue grew over 3.5x year-over-year to $266 million

●	Increasing 2022 guidance for revenue to $1.0 billion or greater and updating Adjusted EBITDA guidance

●	Adjusted EBITDA Margin of (27)% for the quarter, ahead of previous full-year 2022 guidance of (30)%

●	U.S. value-based care members grew by 63% from Q4 2021 to a total of more than 270,000 members

PALO ALTO, CALIFORNIA and LONDON, UK – May 12, 2022 (BUSINESS WIRE) – Babylon Holdings Limited (NYSE:BBLN) (“Babylon” or “the Company”), one of the world’s fastest growing digital healthcare companies, today announced its financial and operating results for the first quarter ended March 31, 2022.

“Babylon has started 2022 with as much momentum as we finished 2021,” said Ali Parsa, CEO and Founder of Babylon. “We have continued our extraordinary growth trajectory while simultaneously delivering the margin improvements that come with scale. The investments we have made in our technology platform are enabling us to deliver exceptional growth and margin improvements quarter after quarter, while maintaining 90%+ 4 and 5-star member ratings and high clinical quality outcomes. Companies don’t deliver, people do. I am truly thankful to our team of Babylonians.”

Charlie Steel, Chief Financial Officer added, “Babylon continued to deliver strong revenue growth during the first quarter of 2022, primarily because of our efforts establishing presence at scale in the United States during the latter part of 2021. We are excited to raise our revenue guidance to $1 billion or more of revenue in 2022, and have been making great strides towards achieving our margin goals for the year.”

First Quarter Financial Results and Operating Metrics Summary

Comparison of the following financial and operating metrics for the three months ended March 31, 2022, compared to the three months ended March 31, 2021:

●	Total revenue was $266.4 million compared to $71.3 million, a year-over-year increase of 274%. This was primarily driven by the growth in value-based care (“VBC”) revenue, which increased by 805% year-over-year to $246.6 million in Q1 2022.

●	Loss for the period totaled $91.4 million, or a (34)% Loss for the Period Margin, compared to Loss for the period of $10.8 million, or a (15)% Loss for the Period Margin, in the first quarter of 2021. Excluding one-off upfront revenue recognized of $24.8 million in the first quarter of 2021 in connection with a software licensing arrangement, Loss for the Period Margin improved this quarter by 57 percentage points from (91)% in Q1 2021.

●	Clinical Care Delivery Expense increased year-over-year, from $11.8 million in Q1 2021 to $23.9 million in Q1 2022, but decreased significantly as a percentage of revenue from 17% to 9% demonstrating operational leverage across our network.

●	Adjusted EBITDA totaled $(72.2) million, a (27)% Adjusted EBITDA Margin, compared to $(4.6) million Adjusted EBITDA, or (6)% Adjusted EBITDA Margin, in the first quarter of 2021. Excluding one-off upfront revenue recognized of $24.8 million in the first quarter of 2021 in connection with a software licensing arrangement, Adjusted EBITDA Margin improved this quarter by 50 percentage points from (77)% in Q1 2021.

●	At the beginning of 2022, we added over 100,000 new U.S. VBC Members. The breakout of U.S. VBC Members by health insurance program type is shown below:

% of Total U.S. VBC Members:	12-31-2020	12-31-2021	3-31-2022
Medicaid	88%	84%	83%
Medicare	12%	7%	11%
Commercial	0%	9%	6%
Total U.S. VBC Members[1]	66,000	167,000	271,000

Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. An explanation of non-IFRS measures, reconciliation of Adjusted EBITDA to the most comparable IFRS measure, Loss for the period, and calculations of IFRS Loss for the Period Margin and Adjusted EBITDA Margin have been provided at the end of this press release.

Recent Highlights

●	Achieved year-over-year 3.5x growth in revenue and over 4x growth in U.S. VBC Members in the first quarter of 2022. Total revenue for the quarter exceeded $266 million.

●	Ramped up to engage members significantly faster in two new U.S. VBC deals which launched in Q4 2021, with weekly high-risk sign up rates 4-5x faster in Georgia and 8-10x faster in Mississippi since launch than our first VBC contracts in Missouri and New York[3].

●	Added over 100,000 U.S. VBC Members in Q1 via three new VBC contract launches, growing to over 270,000 total U.S. VBC members as of March 31, 2022.

●	Managed care for over 440,000 members globally[2] at the end of the quarter.

●	Improved diversification of VBC membership through a more than 2.5x increase in our Medicare population from Q4 2021 driven by our partnership with a Direct Contracting Entity as part of the CMS Direct Contracting Model, where Babylon provides crucial care management services to Medicare beneficiaries in California in a value-based care arrangement.

●	By leveraging our new Health Graph data platform, we can now automate the creation of B360 member eligibility profiles allowing us to effectively prioritize our population outreach efforts and inform deep member understanding and proactive care management.

1 Rounded to nearest thousand. “U.S. VBC Members” means individuals who are covered by one of our U.S. value-based care agreements with a health plan or healthcare provider. Under these agreements, we take financial responsibility for all or some of the surpluses or deficits in total actual costs under the agreement compared to our negotiated fixed per member per month, or capitation, allocation. Total U.S. VBC Members for December 31, 2020 and December 31, 2021 as per Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022. VBC membership figures may include some estimates for lagging data provided by health plans and may be subject to true-ups and adjustments in the future.

2 “Global managed care members” means individuals globally who are covered by one of our value-based care agreements or other risk-based agreements with a health plan, healthcare provider or a government body (including NHS bodies in England), under which we assume partial or full risk for the specified costs of members’ healthcare (which may be all-inclusive healthcare costs or more limited professional costs).

3 High-risk sign up rates since launch in Georgia and Mississippi are being compared to the baseline of high-risk sign up rates since launch in contracts in Missouri and New York that launched outreach in October 2020 and July 2021, respectively.

●	Closed increased debt funding for $100 million through a sustainability-linked investment from AlbaCore Capital Group which is focused on ESG investing. We received funds at the end of March 2022 giving a cash and cash equivalents balance of $275.0 million at March 31, 2022.

FY 2022 Financial Guidance

For the twelve months ending December 31, 2022, the Company is raising revenue guidance from the previous range of $900 million to $1 billion, to $1.0 billion or greater, based on higher than expected revenue attainment in Q1 2022. This represents a more than 3x increase over 2021 revenue driven predominantly by organic growth, fueled by state expansion in the U.S. with existing clients, as well as members from new clients.

The Company expects to see a continued improvement in Adjusted EBITDA Margin, and is updating guidance of Adjusted EBITDA loss for 2022 from (30)% of revenue to no greater than $(295) million for revenues totaling $1.0 billion. At $1.0 billion of revenue, this represents an Adjusted EBITDA Margin of (29.5)%, a significant improvement from (184)% and (54)% in 2020 and 2021, respectively, and marginally ahead of previous guidance. Babylon continues to evaluate timing to reach profitability on both a cash and Adjusted EBITDA basis, which we are targeting as no later than 2025, with management incentive plans aligned to this goal.

These statements are forward-looking and actual results may differ materially. Please refer to the Forward-Looking Statements safe harbor below for information on the factors that could cause our actual results to differ materially from these forward-looking statements. We are not able to reconcile either projected 2022 Adjusted EBITDA loss or 2022 Adjusted EBITDA Margin to its most directly comparable IFRS measure as we are not able to forecast IFRS Loss on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect IFRS Loss for the period, including, but not limited to, impairment expense, share-based compensation, foreign exchange gains or losses and gains and losses on sale of subsidiaries. Adjusted EBITDA should not be used to predict IFRS Loss as the difference between the two measures is variable and may be significant.

First Quarter 2022 Earnings Conference Call

Babylon will host a conference call to discuss first quarter 2022 results on May 12, 2022 at 8:00 am U.S. Eastern Time. To participate in the Company’s live conference call and webcast, please dial (877) 407-7994 for U.S. participants, 0800 756 3429 for U.K. participants, or +215-268-9868 for international participants. Alternatively, you can visit the “News & Events” section of https://ir.babylonhealth.com to access the live webcast. On this page, you can also find a “Call me” link for instant telephone access to the event, which will be made active 15 minutes prior to the scheduled start time. A replay of the call will be available via webcast for on-demand listening shortly after the completion of the call, at the same web link, and will remain available for approximately 90 days.

Capital Markets Day - May 23, 2022

Babylon will host a Capital Markets Day on May 23rd, 2022 for institutional investors and analysts at Soho House New York. We will cover a number of topics including an update on our latest product and technologies. The event will be hosted by Babylon’s CEO, Dr Ali Parsa, CFO Charlie Steel and other members of the senior executive team. Further details are available at the Investor Relations section of Babylon’s web site at https://ir.babylonhealth.com. A replay of the event will be available via webcast for on-demand listening shortly after the completion of the event, at the same web link, and will remain available for approximately 90 days.

Additional Notes

Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. An explanation of non-IFRS measures, a reconciliation of IFRS Loss for the period, the most directly comparable IFRS measure to Adjusted EBITDA, and calculation of IFRS Loss for the Period Margin and Adjusted EBITDA Margin, the most directly comparable IFRS measure, to Adjusted EBITDA Margin, have been provided at the end of this press release.

Accompanying supplemental information will be posted to the Investor Relations section of Babylon’s web site at https://ir.babylonhealth.com.

About Babylon

Babylon is one of the world’s fastest growing digital healthcare companies whose mission is to make high-quality healthcare accessible and affordable for every person on Earth.

Babylon is re-engineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, it offers millions of people globally ongoing, always-on care. Babylon has already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York or rural Missouri, for people of all ages, it is possible to achieve its mission by leveraging its highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Founded in 2013, Babylon’s technology and clinical services is supporting a global patient network across 15 countries, and is capable of operating in 16 languages. And through a combination of its value-based care model, Babylon 360, and its work in primary care through NHS GP at Hand, Babylon managed over 440k lives globally from the start of 2022. In 2021 alone, Babylon helped a patient every 6 seconds, with approximately 5.2 million consultations and AI interactions. Importantly, this was achieved with a 93% user retention rate in our NHS GP at Hand service and 4 or 5 star ratings from more than 90% of our users across all of our geographies.

Babylon is also working with governments, health providers, employers and insurers across the globe to provide them with a new infrastructure that any partner can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit www.babylonhealth.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and that we may require additional financing; uncertainties related to our ability to continue as a going concern; the growth of our business and organization; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this press release.

Table 1

Babylon Holdings Limited

Consolidated Statement of Profit and Loss and Other Comprehensive Loss

(In USD thousands, except per share amounts, unaudited)

	For the Three Months Ended March 31,
	2022	2021
Revenue:
Value-based care	246,575	27,259
Software licensing	7,756	35,964
Clinical services	12,115	8,070
Total revenue	266,446	71,293
Clinical care delivery expense	(23,927)	(11,823)
Claims expense	(247,552)	(23,917)
Platform & application expenses	(16,703)	(6,434)
Research & development expenses	(10,057)	(10,390)
Sales, general & administrative expenses	(58,310)	(31,479)
Operating loss	(90,103)	(12,750)
Finance costs	(6,628)	(992)
Finance income	255	14
Change in fair value of warrant liabilities	5,575	—
Exchange loss	(447)	(573)
Net finance expense	(1,245)	(1,551)
Gain on sale of subsidiary	—	3,917
Share of loss of equity-accounted investees	—	(455)
Loss before taxation	(91,348)	(10,839)
Tax provision	(9)	(8)
Loss for the period	(91,357)	(10,847)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(3,753)	(1,754)
Other comprehensive loss for the period, net of income tax	(3,753)	(1,754)
Total comprehensive loss for the period	(95,110)	(12,601)
Loss attributable to:
Equity holders of the parent	(91,357)	(10,466)
Non-controlling interest	—	(381)
	(91,357)	(10,847)
Total comprehensive loss attributable to:
Equity holders of the parent	(95,110)	(12,220)
Non-controlling interest	—	(381)
	(95,110)	(12,601)
Net loss per share, Basic and Diluted	$(0.24)	$(0.04)

Table 2

Babylon Holdings Limited

Consolidated Statement of Cash Flows

In USD thousands, unaudited)

	For the Three Months Ended March 31,
	2022	2021
Cash flows from operating activities
Loss for the period	(91,357)	(10,847)
Adjustments to reconcile Loss for the year to net cash (provided by) used in operating activities:
Finance costs	6,628	992
Finance income	(255)	(14)
Change in fair value of warrant liabilities	(5,575)	—
Depreciation and amortization	9,458	5,848
Share-based compensation	8,402	2,802
Taxation	9	8
Exchange loss	447	573
Share of loss of equity-accounted investees	—	455
Gain on sale of subsidiary	—	(3,917)
	(72,243)	(4,100)
Working capital adjustments
Increase in trade and other receivables	126	(8,704)
Increase in trade and other payables	3,160	34,304
Net cash (provided by) used in operating activities	(68,957)	21,500
Cash flows from investing activities
Capital expenditure	(2,613)	(311)
Interest received	255	14
Development costs capitalized	(9,298)	(7,198)
Proceeds from sale of investment in subsidiary	—	2,213
Purchase of shares in associates and joint ventures	—	(2,000)
Net cash used in investing activities	(11,656)	(7,282)
Cash flows from financing activities
Proceeds from issuance of notes and warrants	100,000	—
Payment of equity and debt issuance costs	(5,002)	—
Other financing activities, net	(1,538)	(482)
Principal payments on leases	(460)	(1,520)
Interest paid	(22)	(18)
Net cash provided by (used in) financing activities	92,978	(2,020)
Net increase in cash and cash equivalents	12,365	12,198
Cash and cash equivalents at January 1,	262,581	101,757
Effect of movements in exchange rate on cash held	32	(57)
Cash and cash equivalents at end of period	274,978	113,898

Table 3

Babylon Holdings Limited

Consolidated Statement of Financial Position

(In USD thousands, unaudited)

	March 31, 2022	December 31, 2021
ASSETS
Non-current assets
Right-of-use assets	20,014	7,844
Property, plant and equipment	25,694	24,990
Goodwill	93,655	93,678
Other intangible assets	112,830	111,421
Total non-current assets	252,193	237,933
Current assets
Right-of-use assets	5,454	3,999
Trade and other receivables	27,981	24,119
Prepayments and contract assets	21,971	26,000
Cash and cash equivalents	274,978	262,581
Total current assets	330,384	316,699
Total assets	582,577	554,632
EQUITY AND LIABILITIES
EQUITY
Ordinary share capital	16	16
Share premium	923,093	922,897
Share-based payment reserve	89,545	80,371
Retained earnings	(929,343)	(837,986)
Foreign currency translation reserve	(3,780)	(27)
Total capital and reserves	79,531	165,271
Total equity	79,531	165,271
LIABILITIES
Non-current liabilities
Loans and borrowings	262,142	168,601
Contract liabilities	63,763	70,396
Lease liabilities	20,143	8,442
Deferred grant income	6,134	7,236
Deferred tax liability	1,016	1,019
Total non-current liabilities	353,198	255,694
Current liabilities
Trade and other payables	25,198	22,687
Accruals and provisions	37,886	36,855
Claims payable	39,165	24,628
Contract liabilities	22,663	23,786
Warrant liability	17,971	20,128
Lease liabilities	5,301	4,190
Deferred grant income	1,664	1,208
Loans and borrowings	—	185
Total current liabilities	149,848	133,667
Total liabilities	503,046	389,361
Total liabilities and equity	582,577	554,632

Table 4

Babylon Holdings Limited

Reconciliation of IFRS Loss for the Period to EBITDA and Adjusted EBITDA

and Calculations of IFRS Loss for the Period Margin and Adjusted EBITDA Margin

(In USD thousands, unaudited)

EBITDA is defined as profit (loss) for the period, adjusted for depreciation and amortization, finance costs and income, and tax provision or benefit. Adjusted EBITDA is defined as profit (loss) for the period, adjusted for depreciation and amortization, finance costs and income, tax provision or benefit, share-based compensation, change in fair value of warrant liabilities, gain on sale of subsidiary, and foreign exchange gains or losses. Loss for the period is the most directly comparable IFRS measure to Adjusted EBITDA. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Total revenue for the corresponding period. IFRS Loss for the Period Margin is the most directly comparable IFRS measure to Adjusted EBITDA Margin.

We believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because it permits investors to evaluate our recurring profitability from our ongoing operating activities.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin have certain limitations, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. We caution investors that amounts presented in accordance with our definitions of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similar measures disclosed by other issuers, because some issuers calculate EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin differently or not at all, limiting their usefulness as direct comparative measures.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from the most directly comparable IFRS measure, Loss for the period, and the calculations of IFRS Loss for the Period Margin and Adjusted EBITDA Margin, for the three months ended March 31, 2022 and 2021:

	For the Three Months Ended March 31,
	2022	2021
IFRS Loss for the period	(91,357)	(10,847)
Adjustments to calculate EBITDA:
Depreciation and amortization	9,458	5,848
Finance costs and income	6,373	978
Tax provision	9	8
EBITDA	(75,517)	(4,013)
Adjustments to calculate Adjusted EBITDA:
Share-based compensation	8,402	2,802
Change in fair value of warrant liabilities	(5,575)	—
Gain on sale of subsidiary	—	(3,917)
Exchange loss	447	573
Adjusted EBITDA	(72,243)	(4,555)

Total revenue	266,446	71,293
IFRS Loss for the Period Margin	(34)%	(15)%
Adjusted EBITDA Margin	(27)%	(6)%

Contacts:

Media

Adam Davison

press@babylonhealth.com

Investors

investors@babylonhealth.com